FORM OF ADVISORY FEE WAIVER AND EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS ADVISORY FEE WAIVER AND EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is effective as of [ ], 2024 by and between Hill Investment Group Partners, LLC d/b/a Longview Research Partners (the “Adviser”), a Delaware limited liability company, and The RBB Fund Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed on Appendix A hereto (the “Fund”).

WITNESSETH:

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser (the “Advisory Agreement”); and

WHEREAS, the parties to this Agreement wish to provide for an undertaking by the Adviser to limit the investment advisory fees of the Fund in order to improve the performance of the Fund; and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Expenses (as such term is defined in Paragraph 3 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Advisory Fee Waiver. The Adviser shall, from the date of this Agreement, waive all or a portion of its investment advisory fees so that after such waiver the maximum investment advisory fees that the Adviser shall be entitled to receive for the Fund shall not exceed the amount set forth on Exhibit A.

2. Limit on Expenses. The Adviser hereby agrees to waive all or a portion of its advisory fee and/or reimburse expenses to limit the Fund’s current Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets, to the amount listed in Appendix A (the “Annual Limit”). In the event that the current Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will waive all or a portion of its advisory fee and/or reimburse expenses, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than thirty (30) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Adviser is notified of such excess expense.

3. Definition. For purposes of this Agreement, the term “Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the investment advisory or management fee detailed in the Advisory Agreement, any other expenses described in the Advisory Agreement, but does not include acquired fund fees and expenses, brokerage commissions, extraordinary items, interest or taxes.

4. Reimbursement of Fees and Expenses. The Trust hereby agrees to reimburse the Adviser for any advisory fees foregone and other payments remitted by the Adviser to the Fund pursuant to Paragraph 2 of this Agreement set forth above (“Excess Expenses”), subject to the conditions set forth in this Paragraph 4. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if (i) payable within three years after the date on which such Excess Expenses were incurred and (ii) is able to be effected without causing the Fund’s expense ratio (after recoupment) to exceed the expense limit in effect at the time of the waiver or expense reimbursement.

5. Term. This Agreement shall become effective on the date specified herein for an initial term running through December 31, 2025 and for consecutive one-year terms thereafter, subject to annual approval by the Board of Trustees of the Trust, unless sooner terminated as provided in Paragraph 6 of this Agreement.

6. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser, other than at the end of any one-year term by providing sixty (60) days’ written notice to the Fund, without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to the Fund, if the Advisory Agreement is terminated with respect to the Fund, with such termination effective upon the effective date of the Advisory Agreement’s termination with respect to the Fund.

7. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

THE RBB FUND TRUST, on behalf of its series, listed on Appendix A hereto

By:
Name: Steven Plump
Title: President

HILL INVESTMENT GROUP PARTNERS, LLC, D/B/A LONGVIEW RESEARCH PARTNERS

By:
Name:
Title:

APPENDIX A

Fund	Advisory Fee After Waiver	Expense Limitation	Initial Term Ending Date
Longview Advantage ETF	0.15%	0.24%	December 31, 2025